August 6, 2014

Mr. Arthur C. Sandel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Structured Finance
Washington, DC 20549

Re:
Wells Fargo Commercial Mortgage Trust 2013-LC12
WFRBS Commercial Mortgage Trust 2013-C14
Forms 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File Nos. 333-172366-08 and 333-172366-07

Dear Mr. Sandel:

Thank you for taking the time to speak with me today regarding the above-referenced filings. In regard to our conversation, I would like to confirm that we are diligently working on a response to your letter dated July 24, 2014. We anticipate providing you with a response no later than Thursday, August 28, 2014, as discussed on our phone call this afternoon.

Please do not hesitate to contact me if you have any additional questions or concerns.

Very truly yours,

/s/ Stuart N. Goldstein

Stuart N. Goldstein

cc:	Anthony Sfarra Jeff Blake, Esq. David Burkholder, Esq. Joseph Kelly, Esq.